FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2003

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐                                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date: December 17, 2003	By:	/s/ Per Höjgård
	Name:	Per Höjgård

Title:

Chief Financial Officer

Preem in full control of Scanraff

Today Preem will take over the 25 percent share of Scanraff owned by Hydro R & M Holding AB. The agreement between the companies was made in September but has been pending approval by the EU competition authorities. Such approval was given on December 1.

Through the acquisition Preem will become the sole owner of the refinery, thereby reinforcing its position on the European market for refined petroleum products.

In connection with the conclusion of the transaction, the acquisition price of 1.5 bn SEK has been reduced by approximately 50 million SEK. The acquisition has been financed through a loan from Swedish banks in the amount of 170 million EUR.

• We are very pleased to conclude the acquisition. Scanraff is already a top quartile refinery in Europe and we will be able to further enhance our refinery system through increased co-operation between Scanraff and our other wholly owned refinery, Preem Refinery in Gothenburg, says Michael G:son Löw, President and CEO of Preem.

In connection with the acquisition Preem will take over supplies to some of Norsk Hydro’s customers, among them Norsk Hydro’s Swedish marketing company.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Certain of these statements relate to investment plans at the Scanraff refinery.  These and other forward-looking statements are based on management’s best assessment of our strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of many factors, including the effects of governmental regulation and our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate.

Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in our Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by us with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. We disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements